802 N Washington S

Spokane, WA 99201

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the inclusion in this Amended Offering Statement on Form 1-A/A of our audit report dated March 25, 2019 (except for the second paragraph of Note 1, to which the date is September 6, 2019), with respect to the balance sheets of Vivos, Inc. as of December 31, 2018 and December 31, 2017, and the related statements of operations, changes in stockholders’ equity, and cash flows for the years then ended, Our report relating to those financial statements includes an emphasis of matter paragraph regarding an uncertainty about Vivos, Inc.’s ability to continue as a going concern.

We also consent to the references to us under the heading “Experts” in such Offering Statement

/s/ Fruci & Associates II, PLLC

Fruci & Associates II, PLLC
Spokane, Washington
October 7, 2019